Via EDGAR

May 18, 2018

Attn: Amanda Ravitz, Assistant Director

Office of Electronics and Machinery

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	HRG Group, Inc.

Registration Statement on Form S-4

Filed on April 10, 2018

File No. 333-224209

Ladies and Gentlemen,

I am writing on behalf of HRG Group, Inc. (the “Company”) in response to the comments of the staff in the Office of Electronics and Machinery in the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated May 7, 2018 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-4, as filed with the Commission on April 10, 2018 (the “Registration Statement”).

This letter and the Company’s Amendment No. 1 to the Registration Statement (“Amendment No. 1”) are being filed with the Commission electronically via the EDGAR system today.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions in each response correspond to Amendment No. 1 and references to page numbers and captions in the reproduction of the text of the Staff’s comments correspond to the Registration Statement, unless otherwise specified.

General

1.	Please provide us your analysis of whether this transaction is subject to Rule 13e-3 under the Exchange Act. If you are attempting to rely on Rule 13e-3(g)(2), provide your analysis as to the basis for your reliance on that exemption. Your analysis should address the differences in rights discussed in your disclosure beginning on page 188. We note, for example, the different preemptive rights, transfer restrictions and 4.9% limitation discussed in your disclosure.

RESPONSE:

The Company does not believe that the proposed transaction constitutes a going private transaction under Rule 13e-3(a)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Rule 13e-3(g)(2) provides an exception for any Rule 13e-3 transaction in which unaffiliated security holders “are offered or receive only an equity security”, provided that the following three conditions are met: (i) the offered equity security has substantially the same rights as the subject equity security including, but not limited to, voting, dividends, redemption and liquidation rights (a requirement that is deemed to be satisfied if the offered security is

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common stock); (ii) the offered equity security is registered pursuant to Section 12 of the Exchange Act or reports are required to be filed by the issuer thereof pursuant to Section 15(d) of the Exchange Act; and (iii) if the subject security is an exchange listed or quoted security, the offered equity security is similarly either listed or quoted. As is described in greater detail below, the Company believes that each requirement of the exception under Rule 13e-3(g)(2) is satisfied. In addition to meeting the technical requirements necessary for an exception to Rule 13e-3, the Company believes that the transaction does not give rise to the adverse consequences that are the object of Rule 13e-3, and to the contrary, the transaction eliminates a controlling stockholder and enhances the rights of Spectrum Brands Holdings, Inc.’s (“Spectrum”) unaffiliated stockholders.

Security holders receive only an equity security

In accordance with Rule 13e-3(g)(2), in this transaction only Company common stock is being offered in exchange for the Spectrum common stock held by Spectrum’s unaffiliated stockholders.

Satisfaction of clause (i) of Rule 13e-3(g)(2)

Clause (i) of Rule 13e-3(g)(2) is satisfied because all of Spectrum’s unaffiliated stockholders are being offered or will receive only common stock in the transaction. Indeed, the Company common stock will be the only equity security of the Company outstanding immediately following the closing, and the holders of such Company common stock will be entitled to exercise all of the rights typically vested in the common stockholders of a Delaware corporation.

As a supplemental matter, the Company respectfully advises the Staff of the Company’s belief that the offered securities would permit Spectrum’s unaffiliated stockholders to “maintain an equivalent or enhanced equity interest” (see Release No. 34-16075, dated August 2, 1979) for the reasons described below.

No differences in stockholder rights specifically referenced in Rule 13e-3(g)(2)

Although not an exhaustive list, clause (i) of Rule 13e-3(g)(2) makes specific reference to certain factors to be considered in determining whether the offered security has substantially the same rights as the subject equity security, namely “voting, dividend, redemption and liquidation rights”. With respect to voting rights, Spectrum currently has, and the Company following the transaction will have, a single class of common stock, which will be the only class of voting securities of the Company. Consistent with the Spectrum common stock, each share of Company common stock following the transaction will entitle its holder to one vote on all matters on which stockholders generally are entitled to vote, including the election of directors to the Company’s board of directors. With respect to dividend rights, the Company common stock following the transaction will have identical rights to the dividend rights of the Spectrum common stock, and as disclosed in the Registration Statement the Company currently intends to continue Spectrum’s current dividend practice. With respect to redemption and liquidation rights, neither the current Spectrum common stock nor the Company common stock following the transaction entitle their holders to any redemption rights or any liquidation preference.

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Other potential differences in stockholder rights

The Company further notes that the Company’s current charter and bylaws are being amended and restated in the transaction to be substantially similar to (and at least as favorable to Spectrum’s pre-transaction unaffiliated stockholders as the current provisions of) Spectrum’s existing charter and bylaws, save for certain changes described below relating to (i) governance changes that are beneficial to Spectrum’s unaffiliated stockholders and/or that are being made due to the fact that, immediately following the transaction, the Company will not have a controlling stockholder, and (ii) the preservation of transfer restrictions in the Company’s existing charter that are designed to protect certain valuable tax attributes of the Company for the benefit of all stockholders. The Company believes that any resulting differences between the rights of Company common stock and the rights of existing Spectrum common stock are for the benefit of, and actually enhance the rights of, Spectrum’s unaffiliated stockholders.

For example, the existing Spectrum charter provides for certain preemptive rights for holders of 5% or more of Spectrum’s outstanding voting securities. The Company is the only holder of 5% or more of Spectrum’s shares and thus these rights currently apply only to the Company and serve to perpetuate its status as Spectrum’s controlling stockholder. These preemptive rights are being terminated in the transaction in a manner intended to enhance the rights of unaffiliated stockholders.

Similarly, although Spectrum currently opts-out of Section 203 of the Delaware General Corporation Law, the post-transaction charter of the Company will opt-into Section 203. Prior to the transaction, Spectrum has a controlling stockholder (i.e., the Company), which largely renders any protections under Section 203 irrelevant. Because the Company will not have a controlling stockholder immediately following the transaction, Section 203 becomes relevant. We do not believe this effects an adverse change in stockholder rights because prior to the transaction any entity interested in pursuing an acquisition of Spectrum would as a practical matter have negotiated with the Company prior to accumulating a significant stake in Spectrum. Following the transaction, in light of the Company opting-into Section 203, any entity interested in pursuing an acquisition of the Company would be expected to negotiate with the Company’s board of directors prior to accumulating a significant stake in the Company. In fact, the rights of former unaffiliated Spectrum stockholders are actually enhanced as decisions under Section 203 will be made by the Company’s board of directors (which is elected by Company stockholders), rather than by a controlling stockholder.

Transfer restrictions; 4.9% limitation

The post-transaction charter of the Company generally retains the transfer restrictions contained in the Company’s existing charter (subject to certain modifications) and prevents (i) persons from becoming “Substantial Holders” (generally, a holder of 4.9% or more of the shares of the Company common stock or a person identified as a “5-percent shareholder” of Company common stock under applicable Treasury regulations), including as a result of the acquisition of shares of Company common stock issued in the Merger, and (ii) existing “Substantial Holders” from transferring or acquiring shares of Company common stock (the restrictions in clause (i) and (ii), the “Transfer Restrictions”), which transfer restrictions are detailed on pages 193-195 of the Registration Statement. While Spectrum’s existing charter does not include similar restrictions, the purpose of the Transfer Restrictions is to prevent an “ownership change” within the meaning of Section 382 of the Internal Revenue Code of 1986 and thereby preserve certain valuable tax attributes of the Company for the benefit of all stockholders (including current Spectrum

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stockholders) and not to limit stockholder rights. In fact, the expectation that Spectrum stockholders would be able to participate, as stockholders of the Company, in the benefit of such tax attributes of the Company was an important factor in the Spectrum special committee’s determination that the transaction was in the best interests of Spectrum’s unaffiliated stockholders.

The Company notes that it is not currently aware of any unaffiliated Spectrum stockholders that would actually be impacted by the Transfer Restrictions, including as a result of the issuance of Company common stock in the Merger. Nonetheless, both Spectrum and the Company have adopted shareholder rights plans to further reduce the likelihood that any issuance of Company common stock in the Merger implicaties the Transfer Restrictions. Furthermore, it is the intention of the Company, if requested, to grant relief from the Transfer Restrictions to certain institutional holders where doing so would not impair the current ability of the Company to utilize the aforementioned tax attributes. Indeed, the board of directors of the Company has already granted prospective preapprovals to two entities (each, together with its direct and indirect subsidiaries and other affiliates that manage assets for investment advisory clients, a “Fund Advisor”) deeming that, subject to the present and continuing accuracy of certain representations, each of the Fund Advisors and certain of the funds, collective trusts and other pooled investment vehicles, or other clients for whom such Fund Advisor manages assets (the “Underlying Funds” and, a Fund Advisor together with its Underlying Funds, a “Fund Family”) generally will not be subject to the Transfer Restrictions. Finally, included in the Registration Statement is substantial disclosure to ensure that all Spectrum stockholders are aware of and can take appropriate steps to avoid application of the Transfer Restrictions.

Finally, the Company notes that while Spectrum’s current charter does not include restrictions similar to the Transfer Restrictions, the shareholder rights plan that Spectrum has implemented (with the aim of preventing an “ownership change” and preserving maximum value for its stockholders in connection with a transaction with the Company) has a similar effect on the rights of its stockholders in that it deters persons from acquiring more than 4.9% of the Spectrum common stock. In light of the shareholder rights plan, unaffiliated Spectrum stockholders are currently unlikely to acquire more than 4.9% of the Spectrum common stock, and accordingly are not in a comparatively worse position after the Merger by virtue of the Transfer Restrictions.

Satisfaction of clauses (ii) and (iii) of Rule 13e-3(g)(2)

Clauses (ii) and (iii) of Rule 13e-3(g)(2) are also satisfied as the offered shares of Company common stock will be registered under the Exchange Act and, like the shares of Spectrum common stock being exchanged, will be listed on the New York Stock Exchange (“NYSE”).

The transaction does not give rise to the adverse consequences that are the object of Rule 13e-3

In the proposing release for Rule 13e-3 (Release No. 34-14185, dated November 17, 1977), the Commission stated that “the practice of issuers . . . engaging in transactions which have the effect of eliminating or substantially reducing the equity interest of an issuer held by the public and resulting in the issuer or its successor becoming privately held is a matter of serious concern to the Commission.” In particular, the Commission noted that the going private transactions for which Rule 13e-3 was designed are transactions that have a coercive effect in that security holders are faced with the prospects of an illiquid market, termination of the protections under federal securities laws, and further efforts by the issuer or affiliate to eliminate their equity interest. Further, as the Commission has subsequently explained, the “basis of the subparagraph (g)(2) exception is that where ‘security holders are offered only an equity security which is either common stock or has essentially the same attributes as the security which is the subject of the Rule 13e-3 transaction . . . all holders of [the affected] class of security are on an equal footing and are permitted to maintain an equivalent or enhanced equity interest.’” Question and Answer 9, Release No. 34-17719 (April 13, 1981) quoting Release No. 34-16075 (August 2, 1979).

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The Company does not believe that the transaction will give rise to any of the adverse consequences that are the object of Rule 13e-3. To the contrary, the transaction is expected to enhance the rights of current unaffiliated Spectrum stockholders. Among the potential benefits of the transaction to Spectrum stockholders are (i) the Company not having a controlling stockholder, (ii) the Company common stock will be held by a broader, fully distributed stockholder base, resulting in a substantial increase in liquidity, (iii) the Company will have more independent corporate governance, and (iv) that the one-for-one merger exchange ratio is designed to allow the existing holders of Spectrum common stock and Company common stock to maintain their investment in the combined company in approximately the same proportions as prior to the transaction, subject to certain adjustments, with no dilution of their economic rights. The Company further notes that following consummation of the transaction, the current Spectrum stockholders will continue to own common stock of a public company registered with the Commission that is subject to the Exchange Act reporting obligations, providing such stockholders the same level or protection under federal securities laws as Spectrum stockholders receive currently. Both the Company common stock and the Spectrum common stock are currently traded on the NYSE and following the transaction the Company common stock will continue to trade on the NYSE under the current stock symbol of Spectrum, “SPB”.

Spectrum Proposals, page 63

2.	Please revise to disclose the reasons for and effects of each proposal included in your disclosure beginning here and on page 75, including any anti-takeover effect.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure beginning on pages 63 and 76 to describe the reasons for and effects of each proposal.

Spectrum Proposal 8, page 68

3.	Please revise to clarify the nature of the “additional amendments” referenced here and on page 77. Also briefly describe the reasons for and effects of these amendments.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure beginning on pages 69 and 78 to further describe the additional amendments and the reasons for and effects of such amendments.

Background of the Merger, page 81

4.	Each report, opinion or appraisal materially related to the proposed transaction and referenced in the prospectus requires a reasonably detailed description meeting the requirements of Item 1015(b) of Regulation M-A. See Item 4(b) of Form S-4. In this regard, we note references on pages 91-93, pages 97-98 and on page 100 to financial analyses presented to the special committee. Please revise your disclosure to summarize these presentations and to file the related exhibit. Also, provide us with copies of any “board books,” drafts of fairness opinions, and any summaries of presentations made to the special committee.

May 18, 2018

RESPONSE:

The references on pages 93-95, 99-100 and 102 to analyses presented to the Spectrum special committee at the October 2, 2017, October 9, 2017, November 1, 2017, November 3, 2017, December 26, 2017, January 11, 2018 and January 27, 2018 special committee meetings, describe preliminary information that was presented prior to the finalization of the terms of the transaction and do not constitute “reports, opinions or appraisals” materially related to the transaction for purposes of Item 1015(b) of Regulation M-A and Form S-4 Item 4(b). Such preliminary information is therefore not required to be provided pursuant to Item 21(c) of Form S-4. Rather, this preliminary information was refined over time as the terms of the transaction were negotiated and superseded by the final financial analyses presented by Moelis & Company LLC (“Moelis”) to the Spectrum special committee and board of directors on February 23, 2018 in connection with the oral opinion that was delivered to the Spectrum special committee at the February 24, 2018 meeting and confirmed by delivery of a written opinion, dated February 24, 2018, which are summarized in detail on pages 120-125. The preliminary information is referred to in the Registration Statement simply to provide stockholders with a full and complete description of the Spectrum special committee’s robust deliberative process and the extensive information and advice received by the special committee and not because the Company regards the preliminary information to be material. The Company believes that the written opinion, dated February 24, 2018, delivered by Moelis to the Spectrum special committee is the only “report, appraisal or opinion” of Moelis required by Item 4(b) of Form S-4 to be summarized in the S-4. We believe the disclosures in the Registration Statement relating to Moelis provide stockholders with the material aspects of the Spectrum special committee’s and Spectrum board of directors’ decision-making process taking into account Moelis’s analysis and advice. Based on these considerations and long-standing practice for transactions that are not subject to Rule 13e-3 under the Exchange Act, we respectfully submit that Form S-4 does not require further disclosure to meet the requirements of Item 4(b) of Form S-4, including Item 1015(b)(6) of Regulation M-A.

Gibson, Dunn & Crutcher LLP, counsel to Moelis, will confidentially provide to the Staff under separate cover, pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended, Rule 12b-4 promulgated under the Exchange Act, and Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83), copies of the board books related to the transaction and presented at each of the Spectrum special meetings referenced above. Such information is being provided to the Staff on a supplemental and confidential basis only under separate cover, and is not to be filed with, deemed part of or included in the Registration Statement or any amendment thereto.

U.S. Federal Income Tax Consequences of the Merger, page 147

5.	We note that your exhibit index indicates that you will be filing opinions with respect to tax matters. Accordingly, please revise this section, as applicable, to identify counsel and disclose which portions of the disclosure constitute counsel’s opinion. Also we note that a holder “generally” will not recognize any gain or loss. If counsel cannot provide an unequivocal opinion, you should disclose why, describe the degree of uncertainty and provide risk factor disclosure setting forth the risks to investors due to the uncertainty.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure beginning on page 149 to include the requested disclosure.

May 18, 2018

Share Ownership of Certain Beneficial Owners and Management, page 199

6.	Please present in tabular format the disclosure required by Item 201(b)(2) of Regulation S-K.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has added the disclosure required by Item 201(b)(2) of Regulation S-K on page 203.

Incorporation of Certain Documents by Reference, page 207

7.	Please revise the disclosure in this section to incorporate by reference the Form 8-K filed by HRG Group on December 5, 2017.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 211 to incorporate by reference the Form 8-K filed by the Company on December 5, 2017.

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact John H. Butler, Esq. of Davis Polk & Wardwell LLP at (212) 450-4083.

Very truly yours,

By:	/s/ Ehsan Zargar
Ehsan Zargar
Executive Vice President, Chief Operating Officer and General Counsel
HRG Group, Inc.

cc:	John H. Butler, Esq.